                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2001 or

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to __________

Commission file number..........................................................

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Adaptive Broadband Corporation Tax-Deferred Savings and Deferred Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

        AB Liquidating Corp. (formerly Adaptive Broadband Corporation) 2055 Gateway Place, Suite 400
        San Jose, California 95110

                                       1.

         General Instructions

A.       Rule as to Use of Form 11-K.

         This form shall be used for annual reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") with respect to employee stock purchase, savings and similar plans, interests in which constitute securities registered under the Securities Act of 1933. This form shall also be used for transition reports filed pursuant to
         Section 15(d) of the Act. Such a report is required to be filed even though the issuer of the securities offered to employees pursuant to the plan also files annual reports pursuant to Section 13(a) or 15(d) of the Act. However, attention is directed to Rule 15d-21 (ss. 240.15d-21) which provides that in certain cases the information required by this form may be furnished with respect to the plan as a part of the annual report of such issuer. Reports on this form shall be filed within 90 days after the end of the fiscal year of the plan, provided that plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") shall file the plan financial statements within 180 days after the plan's fiscal year end.

B.       Application of General Rules and Regulations.

(a) The General Rules and Regulations under the Act contain certain requirements which are applicable to reports on any form. These general requirements should be carefully read and observed in the preparation and filing of reports on this form.

(b) Particular attention is directed to Regulation 12B, which contains general requirements regarding matters such as the kind and size of paper to be used, the legibility of the report, and the filing of the report. The definitions contained in Rule 12b-2 (ss. 240.12b-2) should be especially noted. See also Regulation 15D.

(c) Four complete copies of each report on this form, including exhibits and all papers and documents filed as a part thereof, shall be filed with the Commission. At least one of the copies filed shall be manually signed. Copies not manually signed shall bear typed or printed signatures.

C.       Preparation of Report.

         This form is not to be used as a blank form to be filled in, but only as a guide in the preparation of the report on paper meeting the requirements of Rule 12b-12 (ss. 240.12b-12). The report may omit the text of Form 11-K specifying the information required provided the answers thereto are prepared in the manner specified in Rule 12b-13 (ss. 240.12b-13).

D.       Incorporation of Information in Report to Employees.

         Any financial statements contained in any plan annual report to employees covering the latest fiscal year of the plan may be incorporated by reference from such document in response to part or all of the requirements of this form, provided such financial statements substantially meet the requirements of this form and provided that such document is filed as an exhibit to this report on Form 11-K.

                                       2.

E.       Electronic Filers.

(a) Reports on this Form may be filed either in paper or in electronic format, at the filer's option. See Rule 101(b)(3) of Regulation S-T (ss. 232.101(b)(3) of this chapter).

(b) Financial Data Schedules are not required to be submitted in connection with annual reports on this form. See Item 601(c)(1) of Regulations S-K and S-B (ss. 229.601(c)(1) and ss. 228.601(c)(1), respectively).

                              Required Information

         The following financial statements shall be furnished for the plan.

 1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     Adaptive Broadband Corporation Tax-Deferred
     January 10, 2002                 Savings and Deferred Profit Sharing Plan
-------------------------            -------------------------------------------
          (Date)                                 (Name of Plan)

                                                /s/ Elias Nader
                                     -------------------------------------------
                                                  (Signature)*
                                                  Elias Nader
                                        Vice President, Corporate Controller

* Print name and title of the signing official under the signature.

                                       3.

                         ADAPTIVE BROADBAND CORPORATION

                        TAX-DEFERRED SAVINGS AND DEFERRED

                               PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE

                                  TOGETHER WITH

                          INDEPENDENT AUDITORS' REPORT

                             JUNE 30, 2001 AND 2000








                            MORRIS, DAVIS & CHAN LLP
                          Certified Public Accountants

                         ADAPTIVE BROADBAND CORPORATION
              TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN


                                TABLE OF CONTENTS
                                -----------------

                                                                   PAGE
                                                                   ----
INDEPENDENT AUDITORS' REPORT                                          1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                     2-3

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
      FOR BENEFITS                                                  4-5

NOTES TO FINANCIAL STATEMENTS                                      6-14

SUPPLEMENTAL SCHEDULE                                                15

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                      16

[LOGO]              [LETTERHEAD OF MORRIS, DAVIS & CHAN LLP]


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Plan Administrator
Adaptive Broadband Corporation

We have audited the accompanying Statements of Net Assets Available for Benefits of the Adaptive Broadband Corporation Tax-Deferred Savings and Deferred Profit Sharing Plan (the Plan) as of June 30, 2001 and 2000, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of June 30, 2001 and 2000, and the related changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of June 30, 2001 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Morris, Davis & Chan
January 9, 2002

                         ADAPTIVE BROADBAND CORPORATION
              TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                  JUNE 30, 2001


                                                 Managed       Fidelity      Fidelity       Spartan       Fidelity      Fidelity
                                                  Income      U.S. Bond      Puritan      U.S. Equity     Magellan     Low-Priced
                                                   Fund       Index Fund      Fund        Index Fund        Fund       Stock Fund
                                              -------------  -----------  ------------- --------------  -------------  ----------
ASSETS

Investments:
    Adaptive Broadband Corporation
      common stock, at market value           $          -   $        -   $          -  $           -   $          -   $        -
    Insurance Contracts, at contract value       1,679,566            -              -              -              -            -
    Managed Income Portfolio at cost,
      which approximates market value            3,205,389            -              -              -              -            -
    Mutual funds, at market value                        -      573,635      4,397,015      1,088,409     14,537,988      722,082
Cash equivalents                                         -            -              -              -              -            -
Participant loans                                        -            -              -              -              -            -
                                              ------------   ----------   ------------  -------------   ------------   ----------

    Total Assets                                 4,884,955      573,635      4,397,015      1,088,409     14,537,988      722,082

LIABILITIES                                              -            -              -              -              -            -
                                              ------------   ----------   ------------  -------------   ------------   ----------

Net Assets Available for Benefits             $  4,884,955   $  573,635   $  4,397,015  $   1,088,409   $ 14,537,988   $  722,082
                                              ============   ==========   ============  =============   ============   ==========

                                                              Fidelity      Franklin                Adaptive
                                                  Strong     Diversified    Small Cap    Fidelity   Broadband
                                               Opportunity  International    Growth      Freedom     Company      Loan
                                                   Fund          Fund         Fund        Funds     Stock Fund    Fund      Total
                                              ------------  -------------  -----------  ----------  ----------  --------  ----------
ASSETS

Investments:
    Adaptive Broadband Corporation
      common stock, at market value           $          -  $          -   $         -  $        -  $   72,978  $      -      72,978
    Insurance Contracts, at contract value               -             -             -           -           -         -   1,679,566
    Managed Income Portfolio at cost,
      which approximates market value                    -             -             -           -           -         -   3,205,389
    Mutual funds, at market value                8,532,117       416,517     1,266,324     127,682           -         -  31,661,769
Cash equivalents                                         -             -             -           -      10,959         -      10,959
Participant loans                                        -             -             -           -           -    25,947      25,947
                                              ------------  ------------   -----------  ----------  ----------  --------  ----------

    Total Assets                                 8,532,117       416,517     1,266,324     127,682      83,937    25,947  36,656,608

LIABILITIES                                              -             -             -           -           -         -           -
                                              ------------  ------------   -----------  ----------  ----------  --------  ----------

Net Assets Available for Benefits             $  8,532,117  $    416,517   $ 1,266,324  $  127,682  $   83,937  $ 25,947  36,656,608
                                              ============  ============   ===========  ==========  ==========  ========  ==========







                See accompanying notes to financial statements.

                         ADAPTIVE BROADBAND CORPORATION
              TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                  JUNE 30, 2000

                                              Managed    Fidelity     Fidelity      Spartan        Fidelity     Fidelity
                                              Income     U.S. Bond    Puritan     U.S. Equity      Magellan    Low-Priced
                                               Fund     Index Fund     Fund        Index Fund        Fund      Stock Fund
                                           ------------ ---------- -------------  ------------  -------------  ----------
ASSETS
Investments:
 Adaptive Broadband Corporation
   common stock, at market value           $         -  $       -  $          -   $         -   $          -   $       -
 Insurance Contracts, at contract value      1,780,940          -             -             -              -           -
 Managed Income Portfolio at cost,
   which approximates market value           1,254,739          -             -             -              -           -
 Mutual funds, at market value                       -    385,065     5,487,398     1,801,848     22,194,277     143,894
Cash equivalents                             3,539,683          -             -             -              -           -
Participant loans                                    -          -             -             -              -           -
Employer matching contributions
   receivable                                   75,476     10,001        88,606        44,268        253,289       9,596
Receivable for investment sold                       -          -             -             -              -           -
                                           -----------  ---------  ------------   -----------   ------------   ---------

   Total Assets                              6,650,838    395,066     5,576,004     1,846,116     22,447,566     153,490

LIABILITIES
Payable for investment purchased                     -          -             -             -              -           -
                                           -----------  ---------  ------------   -----------   ------------   ---------

Total Liabilities                                    -          -             -             -              -           -
                                           -----------  ---------  ------------   -----------   ------------   ---------

Net Assets Available for Benefits          $ 6,650,838  $ 395,066  $  5,576,004   $ 1,846,116   $ 22,447,566   $ 153,490
                                           ===========  =========  ============   ===========   ============   =========

                                                            Fidelity     Franklin                 Adaptive
                                              Strong       Diversified   Small Cap   Fidelity     Broadband
                                            Opportunity   International   Growth      Freedom      Company       Loan
                                               Fund           Fund         Fund        Funds      Stock Fund     Fund       Total
                                           -------------  ------------- ----------  -----------  ------------  --------- -----------
ASSETS
Investments:
 Adaptive Broadband Corporation
   common stock, at market value           $           -  $         -   $        -  $        -  $  7,361,466   $      -  $ 7,361,466
 Insurance Contracts, at contract value                -            -            -           -             -          -    1,780,940
 Managed Income Portfolio at cost,
   which approximates market value                     -            -            -           -             -          -    1,254,739
 Mutual funds, at market value                11,880,769      670,665    2,741,876     241,367             -          -   45,547,159
Cash equivalents                                       -            -            -           -       245,899          -    3,785,582
Participant loans                                      -            -            -           -             -    863,725      863,725
Employer matching contributions
   receivable                                    184,695       24,433       64,742      19,141       115,025          -      889,272
Receivable for investment sold                         -            -            -           -       376,319          -      376,319
                                           -------------  -----------   ----------  ----------  ------------   --------  -----------

   Total Assets                               12,065,464      695,098    2,806,618     260,508     8,098,709    863,725   61,859,202

LIABILITIES
Payable for investment purchased                       -            -            -           -        32,433          -       32,433
                                           -------------  -----------   ----------  ----------  ------------   --------  -----------

Total Liabilities                                      -            -            -           -        32,433          -       32,433
                                           -------------  -----------   ----------  ----------  ------------   --------  -----------

Net Assets Available for Benefits          $  12,065,464  $   695,098   $2,806,618  $  260,508  $  8,066,276   $863,725  $61,826,769
                                           =============  ===========   ==========  ==========  ============   ========  ===========






                 See accompanying notes to financial statements.

                         ADAPTIVE BROADBAND CORPORATION
              TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                  JUNE 30, 2001




                                                 Managed      Fidelity      Fidelity        Spartan       Fidelity        Fidelity
                                                 Income       U.S. Bond     Puritan       U.S. Equity     Magellan       Low-Priced
                                                  Fund       Index Fund       Fund        Index Fund        Fund         Stock Fund
                                              ------------  ------------  ------------   ------------   ------------    ------------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Interest and dividends                      $    352,751  $     29,565  $    436,960   $     14,443   $    422,874   $     29,266
  Net realized and unrealized appreciation
   (depreciation) of investments                         -        13,468       (51,363)      (239,854)    (3,449,433)        45,084
   Interest on loans                                     -             -             -              -              -              -
  Participants' contributions                       25,183         9,758        38,887         59,939        220,822         24,433
  Rollover contributions                               985             -           645         11,794         30,628          9,471
                                              ------------  ------------  ------------   ------------   ------------   ------------
   Total Additions                                 378,919        52,791       425,129       (153,678)    (2,775,109)       108,254
                                              ------------  ------------  ------------   ------------   ------------   ------------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Benefit distributions                          1,970,657       112,090     1,356,627        372,852      3,593,590         50,302
  Administrative expenses                           22,854           142         1,289            283          3,718          1,894
  Forfeitures - net                                 (3,241)            -           119            105          1,573            107
                                              ------------  ------------  ------------   ------------   ------------   ------------
   Total Deductions                              1,990,270       112,232     1,358,035        373,240      3,598,881         52,303
                                              ------------  ------------  ------------   ------------   ------------   ------------

Change in net assets available
 for benefits                                   (1,611,351)      (59,441)     (932,906)      (526,918)    (6,373,990)        55,951
Fund transfers                                     246,459       266,560        26,872       (146,616)      (514,270)       524,029
Transfer to other plans                           (400,991)      (28,550)     (272,955)       (84,173)    (1,021,318)       (11,388)
Net Assets Available for Benefits

 Beginning of Year                               6,650,838       395,066     5,576,004      1,846,116     22,447,566        153,490
                                              ------------  ------------  ------------   ------------   ------------   ------------


Net Assets Available for Benefits
 End of Year                                  $  4,884,955  $    573,635  $  4,397,015   $  1,088,409   $ 14,537,988   $    722,082
                                              ============  ============  ============   ============   ============   ============

                                                               Fidelity       Franklin       Adaptive
                                                 Strong      Diversified     Small Cap       Fidelity       Broadband
                                              Opportunity   International     Growth          Freedom        Company
                                                  Fund           Fund           Fund           Funds        Stock Fund
                                              ------------  -------------   ------------   ------------    ------------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Interest and dividends                      $  1,237,575   $     30,786   $    22,575   $     11,899    $          -
  Net realized and unrealized appreciation
   (depreciation) of investments                  (922,536)      (109,147)     (734,696)       (33,647)     (7,583,696)
   Interest on loans                                     -              -             -              -               -
  Participants' contributions                      126,796         56,428        84,678         45,702         152,612
  Rollover contributions                             6,480          6,567        12,913         13,694         165,621
                                              ------------   ------------   -----------   ------------    ------------

   Total Additions                                 448,315        (15,366)     (614,530)        37,648      (7,265,463)
                                              ------------   ------------   -----------   ------------    ------------


DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Benefit distributions                          2,854,286        132,272       674,940         77,875         537,271
  Administrative expenses                            2,676            230           464            108           1,224
  Forfeitures - net                                  1,205              -           132              -               -
                                              ------------   ------------   -----------   ------------    ------------

   Total Deductions                              2,858,167        132,502       675,536         77,983         538,495
                                              ------------   ------------   -----------   ------------    ------------

Change in net assets available
 for benefits                                   (2,409,852)      (147,868)   (1,290,066)       (40,335)     (7,803,958)

Fund transfers                                    (208,538)       (10,070)      (66,217)       (34,946)        (82,889)
Transfer to other plans                           (914,957)      (120,643)     (184,011)       (57,545)        (95,492)
Net Assets Available for Benefits

 Beginning of Year                              12,065,464        695,098     2,806,618        260,508       8,066,276
                                              ------------   ------------   -----------   ------------    ------------
Net Assets Available for Benefits
 End of Year                                  $  8,532,117   $    416,517   $ 1,266,324   $    127,682    $     83,937
                                              ============   ============   ===========   ============    ============



                                                   Loan
                                                   Fund           Total
                                               ------------    ------------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Interest and dividends                       $          -    $  2,588,694
  Net realized and unrealized appreciation
   (depreciation) of investments                          -     (13,065,820)
   Interest on loans                                  2,935           2,935
  Participants' contributions                             -         845,238
  Rollover contributions                                  -         258,798
                                               ------------    ------------
   Total Additions                                    2,935
                                                                 (9,370,155)
                                               ------------    ------------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Benefit distributions                             502,129      12,234,891
  Administrative expenses                                 -          34,882
  Forfeitures - net                                       -               -
                                               ------------    ------------

   Total Deductions                                 502,129      12,269,773
                                               ------------    ------------

Change in net assets available
 for benefits                                      (499,194)    (21,639,928)

Fund transfers                                         (374)              -
Transfer to other plans                            (338,210)     (3,530,233)
Net Assets Available for Benefits

 Beginning of Year                                  863,725      61,826,769
                                               ------------    ------------

Net Assets Available for Benefits
 End of Year                                   $     25,947    $ 36,656,608
                                               ============    ============

                         ADAPTIVE BROADBAND CORPORATION
              TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEAR ENDED JUNE 30, 2000


                                               Managed      Fidelity        Fidelity        Spartan       Fidelity       Fidelity
                                               Income       U.S. Bond       Puritan       U.S. Equity     Magellan      Low-Priced
                                                Fund        Index Fund        Fund        Index Fund        Fund        Stock Fund
                                            ------------   ------------   ------------   ------------   ------------   ------------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Interest and dividends                   $    441,456   $     23,378   $    550,782   $     36,096   $  1,343,008   $     12,983
   Net realized and unrealized appreciation
    (depreciation) of investments                      -         (7,579)      (694,543)       109,823        828,061        (11,437)
   Interest on loans                                   -              -              -              -              -              -
   Participants' contributions                   232,976         23,297        321,139        251,819        971,277         59,081
   Employer matching contributions                75,977         10,001         89,952         44,908        255,267          9,596
   Rollover contributions                        122,064          4,342         25,164         81,780        234,986          2,247
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Total Additions                              872,473         53,439        292,494        524,426      3,632,599         72,470
                                            ------------   ------------   ------------   ------------   ------------   ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefit distributions                       1,639,353         19,751      1,307,835        714,460      4,754,911         39,582
   Administrative expenses                         6,625            162          4,931            538         13,700            382
   Forfeitures - net                             (13,416)           100          1,335              -          8,931             52
                                            ------------   ------------   ------------   ------------   ------------   ------------

    Total Deductions                           1,632,562         20,013      1,314,101        714,998      4,777,542         40,016
                                            ------------   ------------   ------------   ------------   ------------   ------------

Change in net assets available
  for benefits                                  (760,089)        33,426     (1,021,607)      (190,572)    (1,144,943)        32,454
Fund transfers                                  (687,943)       137,889     (1,725,798)      (872,474)    (1,403,101)      (183,213)
Transfer to other plan                           (80,157)          (257)      (244,102)       (43,907)      (667,946)        (4,351)
Net Assets Available for Benefits
  Beginning of Year                            8,179,027        224,008      8,567,511      2,953,069     25,663,556        308,600
                                            ------------   ------------   ------------   ------------   ------------   ------------

Net Assets Available for Benefits
  End of Year                               $  6,650,838   $    395,066   $  5,576,004   $  1,846,116   $ 22,447,566   $    153,490
                                            ============   ============   ============   ============   ============   ============

                                                              Fidelity      Franklin                      Adaptive
                                               Strong       Diversified    Small Cap       Fidelity      Broadband
                                            Opportunity    International     Growth        Freedom        Company          Loan
                                                Fund           Fund           Fund          Funds        Stock Fund        Fund
                                            ------------   -------------  ------------   ------------   ------------   ------------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Interest and dividends                   $  1,291,349   $     11,881   $      8,146   $     10,083   $     16,384   $          -
   Net realized and unrealized appreciation
    (depreciation) of investments                713,734         59,926        510,952          3,732      2,485,662              -
   Interest on loans                                   -              -              -              -              -         68,371
   Participants' contributions                   594,248        104,073        199,255         30,331        363,014              -
   Employer matching contributions               184,913         24,433         64,743         19,141        115,025              -
   Rollover contributions                        112,979         33,556         40,340         21,025        616,882              -
                                            ------------   ------------   ------------    -----------   ------------   ------------

    Total Additions                            2,897,223        233,869        823,436         84,312      3,596,967         68,371
                                            ------------   ------------   ------------    -----------   ------------   ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefit distributions                       1,585,564         32,593        380,875          2,028        121,809        199,850
   Administrative expenses                        10,477            116            396             27          1,104              -
   Forfeitures - net                               2,963              -             22              -             13              -
                                            ------------   ------------   ------------    -----------   ------------   ------------

    Total Deductions                           1,599,004         32,709        381,293          2,055        122,926        199,850
                                            ------------   ------------   ------------    -----------   ------------   ------------

Change in net assets available
  for benefits                                 1,298,219        201,160        442,143         82,257      3,474,041       (131,479)
Fund transfers                                (1,168,192)       378,251      1,770,432        178,251      3,678,449       (102,551)
Transfer to other plan                          (284,373)        (7,946)       (30,281)             -              -       (216,956)
Net Assets Available for Benefits
  Beginning of Year                           12,219,810        123,633        624,324              -        913,786      1,314,711
                                            ------------   ------------   ------------    -----------   ------------   ------------

Net Assets Available for Benefits
  End of Year                               $ 12,065,464   $    695,098   $  2,806,618   $    260,508   $  8,066,276   $    863,725
                                            ============   ============   ============   ============   ============   ============




                                               Total
                                            ------------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Interest and dividends                   $  3,745,546
   Net realized and unrealized appreciation
    (depreciation) of investments              3,998,331
   Interest on loans                              68,371
   Participants' contributions                 3,150,510
   Employer matching contributions               893,956
   Rollover contributions                      1,295,365
                                            ------------

    Total Additions                           13,152,079
                                            ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefit distributions                      10,798,611
   Administrative expenses                        38,458
   Forfeitures - net                                   -

                                            ------------

    Total Deductions                          10,837,069
                                            ------------
Change in net assets available
  for benefits                                 2,315,010
Fund transfers                                         -
Transfer to other plan                        (1,580,276)
Net Assets Available for Benefits
  Beginning of Year                           61,092,035
                                            ------------

Net Assets Available for Benefits
  End of Year                               $ 61,826,769
                                            ============

                 See accompanying notes to financial statements.

                         ADAPTIVE BROADBAND CORPORATION
              TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000



1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      ------------------------------------------

      Description of the Plan
      -----------------------

      The following description of the Adaptive Broadband Corporation Tax-Deferred Savings and Deferred Profit Sharing Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      The Plan was established by the Board of Directors of Adaptive Broadband Corporation (the Company), to provide eligible employees retirement, disability, death, and income tax benefits through voluntary deferral of compensation.

      The Plan was terminated by the Company effective May 29, 2001. In connection with the Company's Chapter 11 bankruptcy filing and in order to mitigate any negative effects of such filing on participants' investments in the Plan, the Adaptive Broadband Company Stock Fund was closed effective August 6, 2001, all remaining shares of Company Common Stock in the Plan were liquidated, and the resulting cash was transferred and invested in the Fidelity Managed Income Fund.

      Prior to Plan termination, employees of the Company and its subsidiaries were eligible to participate in the 401(k) feature of the Plan immediately upon employment. The Plan also contained a profit sharing provision.

      Prior to Plan termination, the Plan allowed for participant loans. A participant was permitted to borrow up to the lesser of $50,000 or 50% of his/her account balance with a minimum loan of $1,000. Repayments on these loans were through payroll deductions. In general, the loan repayment period was not to exceed five years, except in the case where the loan was used to acquire a principal residence. The interest rate on such loans was at one percent over prime rate determined on the first day of the quarter the loan was granted. Upon Plan termination, participant loans were no longer available under the Plan.

      The Plan was administered by an Administrative Committee that served at the discretion of the Company's Board of Directors. The Administrative Committee was responsible for all matters including, but not limited to, eligibility, rights to benefits, interpreting Plan documents, directing the Plan trustee and maintaining participants' accounts. Fidelity Management Trust Company serves as the trustee, and Fidelity Institutional Retirement Services Company serves as the recordkeeper.

                         ADAPTIVE BROADBAND CORPORATION
              TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
      ------------------------------------------------------

      Method of Accounting
      --------------------

      The Plan is accounted for on the accrual basis of accounting, except for benefit payments and withdrawals, which are recorded when paid, in accordance with accounting principles generally accepted in the United States of America. This basis does not differ from the liquidation basis of accounting.

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, requires the Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

      Investment Valuations
      ---------------------

      Investments in managed funds consisting primarily of a contract with a life insurance company and other fixed income investments are stated at cost, which represents contributions made under the contracts and other investments plus interest at the contract rates, and approximates market value.

      Investments in mutual funds and Company common stock are stated at market value based on quoted market prices on the last day of the Plan year.

      Administrative Expenses
      -----------------------

      The Plan generally pays administrative expenses up to the greater of 50 percent of total cost or 10 percent of total income. Any expenses in excess of this amount may be paid by the Company. Administrative expenses consist of trustee fees, administrator fees, investment advisor fees, and audit fees. Expenses paid by the Plan for the years ended June 30, 2001 and 2000 were $34,882 and $38,458, respectively. Expenses paid by the Company for the year ended June 30, 2000 were $51,910. Information related to expenses paid by the Company for the year ended June 30, 2001 was not available.

                         ADAPTIVE BROADBAND CORPORATION
              TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
      ------------------------------------------------------

      Cash Equivalents
      ----------------

      Cash equivalents represent funds temporarily deposited into the Fidelity Institutional Money Market Portfolio prior to purchase of investments.


2.    CONTRIBUTIONS
      -------------

      Participants may contribute from 1 percent to 20 percent of their total compensation during the Plan year and exclude the contributions made during each calendar year, subject to certain limitations, from current taxable income (as defined by Section 401(k) of the Internal Revenue Code, as amended). The Company may make matching contributions to each participant's account on June 30 equal to 66 2/3% of the first $1,500, and 50% of the next $2,000 of the participant's contribution up to a maximum of $2,000. Matching contributions are dependent on the profitability of the Company and may be changed or eliminated at the discretion of the Company's Board of Directors. Matching contributions made by the Company for the years ended June 30, 2001 and 2000 were $0 and $893,956, respectively.

      The Company may also make a profit sharing contribution in an amount determined by the Board of Directors. No profit sharing contributions were made for the years ended June 30, 2001 and 2000.

      Participants are 100 percent vested in the salary deferral and in the Company's matching contributions at all times. Profit sharing contributions become vested at a rate of 20% for each year of service. Forfeitures may be allocated among remaining eligible participants, or used to reduce Company contributions or to pay Plan expenses at the Company's discretion.

3.    BENEFITS AND WITHDRAWALS
      ------------------------

      Benefits are paid in a lump sum to participants upon normal retirement (age 65) or termination of employment from the Company.

                         ADAPTIVE BROADBAND CORPORATION
              TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


3.    BENEFITS AND WITHDRAWALS - CONTINUED
      ------------------------------------

      Participant contributions to the Plan may also be withdrawn upon written request to and approval by the Administrative Committee in instances in which a participant has suffered a financial hardship and no alternative source of money is available.

      Participants retired or terminated from the Company may elect to leave vested amounts in the Plan; however, no future contributions can be made to the participants' accounts. Benefits and withdrawals are not reflected in the accompanying financial statements until paid by the Plan.

4.    INVESTMENTS
      -----------

      Participants in the Plan direct the investment of their funds and may select from one or a combination of the following investment funds:

      Managed Income Fund
      -------------------

      This fund is a portfolio comprised of a combination of fixed-income insurance company instruments and a Managed Income Portfolio (MIP). The fixed-income insurance company instruments represent investment contracts. The MIP is managed by Fidelity Management Trust Company. While the risk is rated as medium-low, this fund's risk is subject to the credit-worthiness of the issuing companies and the underlying assets in the MIP.

      Fidelity U.S. Bond Index Fund
      -----------------------------

      This mutual fund is an income fund and strives to provide investment performance that corresponds to the Lehman Brothers Aggregate Bond Index. Investments consist of medium to high quality U.S. Treasury and U.S. Government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities with maturities of at least one year. The risk is rated as medium-low.

                         ADAPTIVE BROADBAND CORPORATION
              TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000



4.    INVESTMENTS - CONTINUED
      -----------------------

      Fidelity Puritan Fund
      ---------------------

      This mutual fund is a balanced fund, investing in high-yielding U.S. and foreign securities, including common and preferred stocks and bonds of any quality. The risk level is considered moderate, with greater potential for capital growth.

      Spartan U.S. Equity Index Fund
      ------------------------------

      This is a growth and income mutual fund. The fund invests in companies that make up the S&P 500 Index(TM), and focuses on duplicating the composition and performance of the S&P 500(TM). The fund is designed to pursue possible high, long-term growth, with associated moderate risk, through a portfolio of securities that broadly represent the stock market.

      Fidelity Magellan Fund
      ----------------------

      This fund provides a potential for higher long-term capital appreciation through investments in domestic stocks and bonds, and may also invest in foreign securities.

      Fidelity Low-Priced Stock Fund
      ------------------------------

      This is a growth mutual fund with an objective of long-term capital appreciation through investing in stocks of companies the fund manager considers undervalued or out of favor with other investors and that could offer the possibility of significant growth.

      Strong Opportunity Fund
      -----------------------

      This is a growth mutual fund managed by Strong Capital Management, Inc., and invests primarily in domestic and foreign stocks of medium-sized companies that the advisor believes are under-researched and attractively valued, with the potential for high long-term returns.

                         ADAPTIVE BROADBAND CORPORATION
              TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000



4.    INVESTMENTS - CONTINUED
      -----------------------

      Fidelity Diversified International Fund
      ---------------------------------------

      This is a growth mutual fund that invests outside of the U.S. Investments consist primarily of stocks of larger foreign companies that are included in the Morgan Stanley EAFE Index(TM) that appear undervalued compared to industry norms. This investment may present higher risks and potential rewards, and may complement the behavior of domestic funds.

      Franklin Small Cap Growth Fund
      ------------------------------

      This fund is managed by Franklin Advisors, Inc., and is a growth mutual fund that primarily invests in companies that have a market capitalization of less than $1 billion and tries to keep at least one-third of its assets invested in companies under $550 million. The fund may invest up to 25% of its assets in foreign securities, which may increase risk for the potential greater return over the long term.

      Fidelity Freedom Funds
      ----------------------

      The Fidelity Freedom Funds consist of the Freedom Income Fund, the Freedom 2000 Fund, the Freedom 2010 Fund, the Freedom 2020 fund, and the Freedom 2030 Fund. Currently, the funds are invested in a collection of Fidelity mutual funds and provide a moderate asset allocation. The Freedom Income Fund is designed for those already in retirement, and has the most conservative mix of mutual funds, emphasizing bond and money market funds. The Freedom 2030 Fund with the longest time horizon has a heavy weighting towards equity funds. Each fund's underlying asset mix will change, becoming more conservative with the passage of time.

      Adaptive Broadband Company Stock Fund
      -------------------------------------

      This fund consists of shares of Adaptive Broadband Corporation common stock. The risks associated with this investment would be dependent upon the overall financial performance of the Company, the industry in which it operates, and any restrictions set forth by the Securities and Exchange Commission related to employee purchases of the Company's common stock.

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000




4.   INVESTMENTS - CONTINUED
     -----------------------


     The following table presents investments as of June 30, 2001 and 2000, respectively.

                                                         2001          2000
                                                     -----------   -----------
     Investments at Cost, which Approximates
     ---------------------------------------
         Market Value
         ------------

     Fidelity Managed Income Portfolio               $ 3,205,389 * $ 1,254,739
                                                     -----------   -----------

     Investments at Contract Value
     -----------------------------

     Metropolitan Life Insurance,
         GAC-20267, 6.70%                              1,679,566     1,780,940
                                                     -----------   -----------


                                                       4,884,955     3,035,679
                                                     -----------   -----------


     Investments at Fair Value as Determined
     ---------------------------------------
         by Quoted Market Price
         ----------------------

     Fidelity U.S. Bond Index Fund                       573,635       385,065
     Fidelity Puritan Fund                             4,397,015 *   5,487,398 *
     Spartan U.S. Equity Index Fund                    1,088,409     1,801,848
     Fidelity Magellan Fund                           14,537,988 *  22,194,277 *
     Fidelity Low-Priced Stock Fund                      722,082       143,894
     Strong Opportunity Fund                           8,532,117 *  11,880,769 *
     Fidelity Diversified International Fund             416,517       670,665
     Franklin Small Cap Growth Fund                    1,266,324     2,741,876
     Fidelity Freedom Funds                              127,682       241,367
     Adaptive Broadband Company Stock Fund                72,978     7,361,466 *
                                                     -----------   -----------

                                                      31,734,747    52,908,625
                                                     -----------   -----------

           Total Investments                         $36,619,702   $55,944,304
                                                     ===========   ===========

     *    Represents 5% or more of net assets available for benefits

                         ADAPTIVE BROADBAND CORPORATION
              TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000




     5.   FEDERAL INCOME TAXES
          --------------------

          The Plan obtained its latest determination letter on November 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company has determined that the Plan will not apply for a final determination letter regarding the termination of the Plan. Participants' account balances under the Plan are currently in the process of being distributed pursuant to participants' elections.

     6.   INVESTMENT CONTRACTS DISCLOSURE
          -------------------------------

          In accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", the following information is provided for the insurance contracts held in the Managed Income Fund at June 30, 2001 and 2000, respectively:

                                                              2001             2000
                                                            --------         --------
          Average contract yield for the year ended June 30     6.71%           6.38%

          Crediting interest rate as of June 30                 6.70%           6.70%

          Valuation reserve amount                          $      0      $        0

          Fair value of investment contracts                $1,679,566    $1,780,940

          To determine the aggregate fair value of the insurance contracts held by the Plan, the projected future payouts from each contract were discounted using an average interest rate offered on new contracts as of the measurement dates of June 30, 2001 and 2000, having similar contract durations as the contracts in effect for the Plan. All contracts have fixed rates.

          If any contracts are terminated before their expiration dates or if certain other events occur requiring liquidation of a portion of these contracts, the value of the contracts may be reduced by a penalty, a market value adjustment, or both.

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


     7.   TRANSFERS TO OTHER PLANS
          ------------------------

          Effective April 29, 1999, the Company changed its corporate name from California Microwave, Inc. to Adaptive Broadband Corporation. At that time, the Company completed the sale of two of its divisions (the Government Divisions) to Northrop Grumman Corporation. These former employees of California Microwave, Inc. were given the option of transferring their balances in the Plan to the Northrop Grumman Electronic Sensors and Systems Sector Savings and Investment Plan (Northrop Grumman). Due to participants choosing this option, $1,363,320 in assets and $216,956 in participant loan balances were transferred to the Northrop Grumman plan as of June 30, 2000.

          During the Plan year ended June 30, 2001, the Company completed the sale of several divisions. As a result of these sales, the former employees of these divisions were given the option of transferring their balances in the Plan to other plans. Due to participants choosing this option, $599,996 in assets and $180,852 in participant loan balances were transferred to the Mosley Associates, Inc. Employees' Retirement 401(k) Plan during July 2000; $503,508 in assets and $118,536 in participant loan balances were transferred to the Comtech Telecommunications Corp. 401(k) Plan during July 2000; and $2,088,518 in assets and $38,823 in participant loan balances were transferred to the Vislink USA 401(k) Plan during September and October 2000.

     8.   PLAN TERMINATION
          ----------------

          As discussed in Note 1, the Plan was terminated by the Company effective May 29, 2001, and participants' account balances are currently in the process of being distributed pursuant to participants' elections.

     9.   SUBSEQUENT EVENT
          ----------------

          A Certificate of Amendment to Amended and Restated Certificate of Incorporation of Adaptive Broadband Corporation, changing the Company's name to AB Liquidating Corp. was filed with the State of Delaware on November 28, 2001.

                              SUPPLEMENTAL SCHEDULE
                              ---------------------

                         ADAPTIVE BROADBAND CORPORATION
              TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                           EIN 94-1668412 PLAN NO. 002
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  JUNE 30, 2001

 (a)                   (b)                                     (c)                             (d)                (e)
                                                     Description of Investment
           Identity of Issue, Borrower,           Including Maturity Date, Rate of                              Current
             Lessor or Similar Party              Interest, Par or Maturity Value              Cost              Value
-----   -----------------------------------     ------------------------------------      -------------     ---------------
  *     Fidelity Management Trust Company        Managed Income Portfolio                 $   3,205,353     $   3,205,389
        Metropolitan Life Insurance              Insurance Contract
                                                 GAC-20267, 6.70%                             1,679,566         1,679,566 **
  *     Fidelity Investments                     U.S. Bond Index Fund                           566,865           573,635
  *     Fidelity Investments                     Puritan Fund                                 4,563,010         4,397,015
  *     Fidelity Investments                     Spartan U.S. Equity Index Fund               1,098,482         1,088,409
  *     Fidelity Investments                     Magellan Fund                               12,760,875        14,537,988
  *     Fidelity Investments                     Low-Priced Stock Fund                          670,353           722,082
        Strong Funds                             Opportunity Fund                             7,335,582         8,532,117
  *     Fidelity Investments                     Diversified International Fund                 479,019           416,517
        Franklin Funds                           Small Cap Growth Fund                        1,537,364         1,266,324
  *     Adaptive Broadband Corporation           Common Stock                                 4,567,098            72,978
  *     Fidelity Investments                     Freedom Income Fund                              2,207             2,152
  *     Fidelity Investments                     Freedom 2000 Fund                                   63                57
  *     Fidelity Investments                     Freedom 2010 Fund                               27,341            24,396
  *     Fidelity Investments                     Freedom 2020 Fund                               44,683            40,285
  *     Fidelity Investments                     Freedom 2030 Fund                               73,915            60,792
  *     Participant Loans                        9.25% - 9.5%                                         -            25,947

*  Party-in-interest

** Current value represents contract value